Exhibit 99.1

Above Food Ingredients Appeal Staff Determination Notice from Nasdaq

Regina, Saskatchewan –– April 22, 2025 –– Above Food Ingredients Inc. (Nasdaq: ABVE) (“the Company”) announced that on April 21, 2025, the Company requested a hearing and extended stay in response to a staff determination notice received from the Listings Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") on April 14, 2025. The hearing is scheduled to take place on May 22, 2025, and the Company is confident of regaining compliance with all applicable requirements for continued listing well in advance of this date.

The Company had previously received notice on October 10, 2024, that it was not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the Company's listed securities was below $1.00 per share for 30 consecutive business days. The Company’s recent restructuring, announced on March 20, 2025, has significantly strengthened its financial position by eliminating the majority of its corporate indebtedness and considerably advancing its path toward operational profitability. Additionally, the Company believes that the successful closing of the Palm transaction, first announced on February 6, 2025, will materially enhance shareholder value. These developments, together with the Company’s other plans, are expected to ensure that the minimum bid price requirement is comfortably met.

As a result of the significant restructuring, which impacted on the Company’s ability to report on a timely basis, it has not yet filed its interim balance sheet and income statement for the period ended July 31, 2024, on Form 6-K, and therefore does not comply with Listing Rule 5250(c)(2). The Company intends to remedy this deficiency with the filing of the Form 6-K before April 30 and well ahead of the hearing date.

The Company's operations are not affected by the receipt of the Staff Determination Notice.

About Above Food Ingredients Inc.

Above Food Ingredients Inc. (Nasdaq: ABVE ) is an ingredient company that delivers products made with real, nutritious, flavorful ingredients produced with transparency. The Company’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, and proprietary seed development capabilities that leverage the power of artificial intelligence-driven genomics and agronomy, the Company delivers nutritious foods to businesses and consumers with traceability and sustainability.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions and include, without limitation, statements about the ability of or expectations regarding the future performance of our business and operations.

Forward-looking statements are based on the current expectations of the Company's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider all of the risks and uncertainties described in the documents filed by the Company with the United States Securities and Exchange Commission, which is available on EDGAR at www.sec.gov/edgar.shtml. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

Contacts

Media:

media@abovefood.com

Investors:

investors@abovefood.com